EXHIBIT 21.1

LIST OF SUBSIDIARIES

Shengkai Innovations, Inc. (formerly “Southern Sauce Company, Inc.”) has the following subsidiaries and affiliates:

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership

Shen Kun International Limited (“Shen Kun”)	British Virgin Islands	100% by Shengkai Innovations, Inc.

Shengkai (Tianjin) Limited, formerly Shengkai (Tianjin) Ceramic Valves Co., Ltd. (“SK WFOE”)	PRC	100% by Shen Kun

Tianjin Shengkai Industrial Technology Development Co., Ltd. (“Shengkai”)	PRC	Controlled by SK WFOE through a series of contractual agreements

Shengkai (Tianjin) Trading Ltd.	PRC	100% by SK WFOE